Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF AUGUST 25, 2022 DATE AND TIME: On August 25, 2022, at 9:00 a.m. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Cochairmen. QUORUM: The majority of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Approve the new stock buyback program, which will become effective as of this date, authorizing the buyback of up to 75,000,000 own preferred shares, without the reduction of capital, to be held in treasury, cancelled or replaced in the market, in accordance with Article 30, §§ 1 and 2, of the Brazilian Corporate Law (Law No. 6,404/76) and CVM Resolution 77/22. 1.1. to grant the Board of Officers powers to establish the opportunity for the acquisition of shares within these limits; 1.2. that these acquisitions must be carried out on stock exchanges in the period from August 25, 2022 to February 24, 2024, at market value, and intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3rd floor, Parte, in the city of São Paulo (State of São Paulo); and 1.3. to register that the information contained in Attachment G to CVM Resolution No. 80/22 is included in Attachment I to these minutes. The potential purposes of the stock acquisition process are to: (i) maximize the allocation of capital through the efficient investment of the available resources; (ii) provide for the delivery of shares to employees and management members of the Company and its subsidiaries within the scope of the compensation models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, such as, incentive to innovation and efficiency projects; and/or (iv) use the shares bought back should there be business opportunities in the future.

SUMMARIZED MINUTES OF THE MEETING OF THE ITAÚ UNIBANCO HOLDING S.A.’S BOARD OF DIRECTORS OF AUGUST 25, 2022 – 9 A.M. fls.2 CLOSING: With the work of the meeting concluded, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after it was read and approved by all, it was signed. São Paulo (SP), August 25, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), August 25, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

ATTACHMENT I ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ATTACHMENT G TO CVM RESOLUTION No. 80/22 (Trading of Own Shares) 1. Justify in detail the purpose and the economic effects expected from the transaction: Purpose The potential purposes of the stock acquisition process are to: (i) maximize the allocation of capital through the efficient investment of the available resources; (ii) provide for the delivery of shares to employees and management members of the Company and its subsidiaries within the scope of the compensation models and long-term incentive plans; (iii) provide for the delivery of shares to employees within the scope of institutional projects, such as, incentive to innovation and efficiency projects; and/or (iv) use the shares bought back should there be business opportunities in the future. Economic Effects The buyback of own shares may have the following impacts: For stockholders: (i) greater return in the form of dividends since the shares bought back by the Company are withdrawn from market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the stockholder if the shares are cancelled. For the Company: (i) optimization in the use of the resources available for investment; and (ii) change in the capital ratio. In the event of the buyback of the totality of the shares within this program, the financial amount spent will not have significant accounting effects on the Company’s results. 2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock. Shares comprising the free float: 384,272,066 common shares and 4,803,222,413 preferred shares listed as at June 30, 2022. Shares held as treasury stock: 3,274,491 preferred shares as at June 30, 2022. There are no common shares held in treasury. 3. Inform the number of shares that may be acquired or sold.

ATTACHMENT TO THE SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF AUGUST 25, 2022– 9 A.M. fls.2 Up to 75,000,000 preferred shares may be bought back without the reduction of capital, equivalent to approximately 1.56% of the 4,803,222,413 preferred shares comprising the free float, as at June 30, 2022. 4. Describe the main characteristics of the derivative instruments that the company may use in the future, if any. The Company will not use derivative instruments. 5. Describe agreements or existing voting instructions between the company and the counterparty to the transactions, if any. The acquisitions of shares will be carried out through operations on the stock exchange and there are no voting instructions between the Company and the counterparties to the transaction. 6. In the event that operations are carried out outside the organized securities markets, please inform: (a) the maximum (minimum) price for which the shares will be bought back (sold); and (b) if applicable, the reasons justifying the transaction at prices of more than ten percent (10%) higher, in the case of buyback, or more than ten per cent (10%) lower, in the case of sale, at the average price, weighted by volume, in the previous ten (10) trading days. Not applicable since the buyback of shares issued by the Company will be carried out through transaction on a stock exchange at market value. 7. Inform, if any, the impacts that trading will have on the shareholding composition or the management structure of the company. There will be no impact on the management structure of the Company as a result of the buyback of shares issued by the Company nor will there be an impact on the shareholding composition since the Company has a defined controlling stake. 8. Identify the counterparties, if known, and, in the event that the counterparty is a party related to the company, as set out in the accounting rules that cover this matter, also supply information required by Article 9 of CVM Resolution No. 81, of March 29, 2022. The buyback of shares issued by the Company will be carried out through transactions on a stock exchange and the counterparties are unknown. 9. Indicate the use of the funds accrued, if applicable. Not applicable since, for the moment, the transactions will be limited to the buyback of shares and not the sale of shares.

ATTACHMENT TO THE SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF AUGUST 25, 2022– 9 A.M. fls.3 10. Indicate the final deadline for the settlement of the authorized operations. The final deadline for the settlement of the approved transactions is February 24, 2024. 11. Identify institutions that will act as intermediaries, if any. The buybacks will be intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3rd floor, Parte, in the city of São Paulo (State of São Paulo). 12. Specify the available funds to be used in accordance with Article 8, § 1, of CVM Resolution No. 77 of March 29, 2022. On June 30, 2022, the funds available for the buyback of the shares issued by the Company reached: R$ 2,085,595,426.55 in Capital Reserves; and R$ 64,777,547,674.16 in Statutory Revenue Reserves. 13. Specify the reasons for which members of the board of directors feel comfortable that the buyback of shares will not have an adverse impact on the ability to comply with obligations assumed with creditors or the payment of mandatory dividends, whether fixed or minimum. The Board of Directors understands that the settlement of the buyback of own shares is compatible with the Company’s financial position and it does not foresee any impact on compliance with the obligations assumed, considering that: The Company manages its liquidity reserves based on estimates of the resources that will be available for investment, taking into consideration the continuity of business in usual conditions. Therefore, full payment ability is assured in relation to the financial commitments assumed. For further details, please see the Note “Cash and Cash Equivalents” in the Company’s Financial Statements on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/).